Exhibit 1.01

Windtree Therapeutics, Inc.

May 31, 2016
Conflict Minerals Report

For the Year Ended December 31, 2015

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 and Form SD (collectively, the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold2.

I.	Company Overview

Windtree Therapeutics, Inc. is a biotechnology company focused on developing novel KL4 surfactant therapies for respiratory diseases and other potential applications.  The Company’s technology platform includes a synthetic peptide-containing surfactant (KL4 surfactant) that is structurally similar to endogenous pulmonary surfactant, and novel drug delivery technologies being developed to enable noninvasive administration of aerosolized KL4 surfactant.

Our core development program, AEROSURF® (lucinactant for inhalation), is focused on improving the management of respiratory distress syndrome (RDS) in premature infants.  AEROSURF is an investigational combination drug/device product that combines our proprietary KL4 surfactant with our novel aerosol delivery system (ADS), which is based primarily on our capillary aerosol generator technology.  We contract with third parties to manufacture our AEROSURF devices.

The drug product component of our AEROSURF product candidate is a lyophilized (freeze-dried) dosage form of our KL4 surfactant liquid instillate drug product that was approved by the U.S. Food and Drug Administration (FDA) in 2012 under the name SURFAXIN® (lucinactant) Intratracheal Suspension for the prevention of RDS in premature infants at high risk for RDS.  We made available to hospitals that purchased SURFAXIN a WARMING CRADLE® dry-block heater, which is listed with the FDA as a Class I, exempt laboratory device.  WARMING CRADLE devices warm drug vials at the temperature and for the time designated in the SURFAXIN prescribing information.  In mid-April 2015, we implemented a plan to cease the commercialization of SURFAXIN.  As a result, WARMING CRADLE devices are no longer being manufactured or distributed.

We have also developed a disposable aerosol-conducting airway connector for infants that is intended to simplify the delivery of aerosolized medications (including our aerosolized KL4 surfactant) and other inhaled therapies to critical-care infants requiring ventilatory support.  This device introduces aerosolized medications directly at the patient interface and minimizes the number of connections in the ventilator circuit.  We have registered this device as a Class I, exempt medical device in the United States under the name AFECTAIR®.  We have determined to reserve AFECTAIR for use with our AEROSURF system and aerosol development program and no longer plan to make this product available commercially.  We have determined that our AFECTAIR device does not contain any conflict minerals.

2 For a more complete definition, see Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

II.	Due Diligence and Reasonable Country of Origin Inquiry Process and Results

In 2015, the manufacturer of our AEROSURF device (CMO) began contacting its vendors, on our behalf, regarding the presence of conflict minerals in the AEROSURF components and requested those vendors to complete a Reasonable Country of Origin (“RCOI”) questionnaire for each identified conflict mineral.  Most of the vendors contacted represented that the components they supplied our CMO did not contain conflict minerals.  We will continue to work with the vendors who have not yet provided information concerning the components they supplied to our CMO in order to determine the presence of conflict minerals in those components, and with respect to any such components that contain conflict minerals, their origin.

Following receipt of our RCOI questionnaire, the manufacturer of our WARMING CRADLE device provided us documentation evidencing that we had completed the purchase of all of the components containing conflict minerals included in all of the WARMING CRADLEs prior to January 31, 2013.  In addition, we have not had any WARMING CRADLEs manufactured since December 31, 2013, and will not have any WARMING CRADLEs manufactured in the future.  Accordingly, the conflict minerals included in those WARMING CRADLEs are not subject to the Rule for this 2015 Report.

III.	Conclusion

Based on our evaluation as described above, while we have concluded that the AEROSURF device is the only product that we manufactured in 2015 that contains conflict minerals that are subject to reporting on Form SD, at this time we are not certain whether any such conflict minerals may have originated in the Covered Countries or from recycled or scrap sources.  We will continue to work with our manufacturers and their vendors to gather additional information regarding the presence of conflict minerals in our products and the origin of such conflict minerals.